BresaGen

05010187

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 772 9207
FROM:	Trudy Fenton
DATE:	Tuesday, 2 August 2005
SUBJECT:	ASX Announcement
PAGES (inc. cover)	2

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which was released by the Australian Stock Exchange today –

1. BresaGen signs Agreement with Pepgen Corporation dated 2 August, 2005.

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator

dlw 8/3

If there are any problems with this transmission, call 08 8234 2660

ASX Release Tuesday 2 August, 2005

BresaGen signs Agreement with Pepgen Corporation

Adelaide biotechnology company, BresaGen Ltd has executed a contract with the US-based biopharmaceutical company, Pepgen Corporation (Alameda, CA) to progress the development of its auto-immune, inflammatory and viral therapies.

In 2004, BresaGen's protEcol™ Services business unit developed a process for Pepgen to produce a novel interferon alpha analog, Neoferon™ .

Under the current contract BresaGen will further develop the *E. coli*-based process and produce GLP recombinant protein.

"We are pleased that Pepgen has chosen to continue working with BresaGen, as it validates the technology and capabilities of our protEcol™ Services business unit," commented BresaGen Managing Director, Dr Wolf Hanisch.

For further information contact:

Dr Meera Verma
Chief Operating Officer
BresaGen Limited
Phone: 08 8234 2660

About BresaGen Limited (BGN)
BresaGen is a biotechnology company focussed on cost-effective production of proteins and peptides in bacteria. The Company is located in Adelaide, South Australia and specialises in process development and supply of clinical trial material for third parties through its protEcol™ Services business unit. The Company focus is on supply of protein-based active pharmaceutical ingredients (API's) to pharmaceutical and biotechnology companies.
www.bresagen.com.au

About Pepgen Corporation
Pepgen Corporation, founded in 1992 by Dr. CP Liu is based in Alameda, CA. Pepgen is a privately held biopharmaceutical company seeking to develop and commercialize novel products for the prevention and treatment of autoimmune, inflammatory, and viral disorders.
www.pepgen.com

BresaGen

ASX Release Monday 1 August, 2005

BresaGen Executes Contract for Process Development with Opsona Therapeutics

Adelaide biotechnology company, BresaGen Ltd has been contracted by Opsona Therapeutics Ltd based in Dublin, Republic of Ireland, to progress process development of its pre-clinical immunomodulator, OPN-201.

Over a 6 month period, BresaGen will conduct feasibility studies and process development for the eventual large-scale cGMP manufacture of recombinant OPN-201 in *E. coli* bacteria using BresaGen's protEcol™ Services technology and expertise.

Opsona is focussed on research and clinical development of drugs and vaccines for the treatment of auto-immune and inflammatory diseases.

For further information contact:

Dr Meera Verma
Chief Operating Officer
BresaGen Limited
Phone: 08 8234 2660

About BresaGen Limited (BGN)
BresaGen is a biotechnology company focussed on cost-effective production of proteins and peptides in bacteria. The Company is located in Adelaide, South Australia and specialises in process development and supply of clinical trial material for third parties through its protEcol™ Services business unit. The Company focus is on supply of protein-based active pharmaceutical ingredients (API's) to pharmaceutical and biotechnology companies.
www.bresagen.com.au

About Opsona Therapeutics Limited
Opsona is a drug discovery and development company, focused on novel therapeutic and preventative approaches for autoimmune and inflammatory diseases. Opsona's three scientific founders are world-renowned immunologists and Professors at Trinity College Dublin. Opsona is based in Dublin (Ireland).
www.opsona.com

BresaGen
ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 772 9207
FROM:	Trudy Fenton
DATE:	Monday, 1 August 2005
SUBJECT:	ASX Announcement
PAGES (inc. cover)	2

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which was released by the Australian Stock Exchange today –

1. BresaGen Executes Contract for Process Development with Opsona Therapeutics dated 1 August, 2005.

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator

If there are any problems with this transmission, call 08 8234 2660